UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Declaration of Quarterly Cash Dividends by KB Financial Group

On July 23, 2026, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a quarterly cash dividend of KRW 1,155 per common share for a total dividend amount of KRW 405,527,558,205, assuming the number of outstanding shares to be 351,106,111 shares.

The record date is August 7, 2026 (Korea local time), and in accordance with the Financial Investment Services and Capital Markets Act of Korea, the payment of such dividends is expected to be made within one month following the date of the resolution of the board of directors of KB Financial Group.

The total dividend amount is subject to adjustment based on the actual number of outstanding shares as of the record date, following the acquisition of treasury shares by KB Financial Group as disclosed in its report on Form 6-K titled “Resolution to Enter into a Trust Agreement for the Acquisition of Treasury Shares” dated July 23, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 23, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer